IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD CONTINUES DRIVING DOWN COSTS IN Q3/14 AND INCREASES CASH 42% FROM PREVIOUS QUARTER

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2014 for more information.

Toronto, Ontario, November 12, 2014 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today reported its unaudited condensed consolidated interim financial and operating results for the third quarter ended September 30, 2014.

THIRD QUARTER 2014 HIGHLIGHTS

- Cash, cash equivalents and gold bullion (at market) of $334.4 million up $37.1 million from June 30, 2014, with the cash position increasing $50.3 million or 42%.
  - Net cash from operating activities of $115.3 million up 19% from Q2/14 and 78% from Q3/13.
- Westwood completed strong first quarter of commercial production, with 35,000 ounces at a total cash cost of $772 an ounce produced.
- Attributable gold production of 225,000 ounces, up 9% from Q2/14; attributable gold sales of 233,000 ounces.
- All-in sustaining[1,2] and total cash costs[1] declined for third consecutive quarter.
  - All-in sustaining costs[1,2] - gold mines[3] of $1,115 per ounce sold, down $9 an ounce from Q2/14.
  - Total cash costs[1] – gold mines of $851 per ounce produced, down $30 an ounce from Q2/14.
- On track to meet 2014 gold production and cost guidance, with production range narrowed to 835,000 to 850,000 ounces from 835,000 to 900,000 ounces.
- Reduced 2014 capital expenditures guidance by 10% to $360 million ± 5%.

Subsequent to quarter-end:

- Agreement to sell Niobec for $530 million, with $500 million due upon closing.
- At the Boto Gold Project in Senegal, reported positive assay results with wide intervals of high grade mineralization confirming continuity of resource and expanding the limits. Highlights included drill intersections of 64 metres grading 3.37 g/t gold and 16 metres grading 7.73 g/t gold.
- Recognizing the challenges of a lower gold price environment and reinforcing our culture of continuous improvement we announced the reorganization of our top executive leadership team.

"We delivered strong results across a number of key performance metrics in the third quarter, and are encouraged by the positive trends in production, costs and cash generation," said Steve Letwin, President and Chief Executive Officer. "Westwood is performing very well and we expect its high grades and low cost structure to enhance our overall production and cost profile. Grades at Essakane rose 22% from the previous quarter and grades at Rosebel are improving. Cost reduction and disciplined capital spending remain a constant focus and are reflected in costs per ounce trending downwards for the third consecutive quarter. At $1,115 an ounce, all-in sustaining costs are down $69 an ounce from the first quarter of this year, moving us closer to our near-term goal of $1,100 an ounce. Net cash from operating activities increased for the second consecutive quarter, driving our cash position 42% higher in the quarter.

"We're on track to meet overall guidance as set out at the beginning of the year," continued Mr. Letwin, "and have narrowed the production guidance to reflect our performance expectations for the final quarter. The closing of the transaction to sell the Niobec mine for $530 million will put us in a stronger financial

position to continue investing in the profitable growth of our gold business. We expect a strong finish for 2014 and are targeting positive free cash flow at our owner-operated mines in 2015."

Agreement to Sell Niobec Inc.

On October 3, 2014, we announced an agreement to sell Niobec Inc. for total consideration of $530 million, which includes after-tax cash proceeds of $500 million upon closing and $30 million when the adjacent rare earth element deposit commences commercial production. Based on current estimates, the expected gain on the transaction is expected to be approximately $50 million to $60 million. The transaction is expected to close by the end of January, 2015, subject to the receipt of regulatory approvals.

SUMMARY OF FINANCIAL AND OPERATING RESULTS					
	Three months ended September 30,			**Nine months ended September 30,**	
	2014	2013		**2014**	2013
Financial Results ($ millions, except where noted)					
Revenues	$ **341.5**	$ 293.5	$	**909.4** $	899.9
Cost of sales	$ **294.8**	$ 217.7	$	**765.4** $	610.9
Earnings from mining operations[1]	$ **46.7**	$ 75.8	$	**144.0** $	289.0
Net earnings (losses) attributable to equity holders of IAMGOLD	$ **(72.5)**	$ 25.3	$	**(84.8)** $	7.8
Net earnings (losses) per share ($/share)	$ **(0.19)**	$ 0.07	$	**(0.23)** $	0.02
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$ **0.2**	$ 26.2	$	**20.1** $	117.6
Adjusted net earnings per share[1] ($/share)	$ **-**	$ 0.07	$	**0.05** $	0.31
Net cash from operating activities	$ **115.3**	$ 64.9	$	**240.2** $	202.3
Net cash from operating activities before changes in working capital[1]	$ **88.9**	$ 67.4	$	**223.6** $	250.9
Net cash from operating activities before changes in working capital ($/share)[1]	$ **0.24**	$ 0.18	$	**0.59** $	0.67
Key Operating Statistics					
Gold sales - attributable (000s oz)	**233**	195		**601**	567
Gold commercial production - attributable (000s oz)	**225**	185		**593**	587
Gold production - attributable[2] (000s oz)	**225**	228		**603**	640
Average realized gold price[1] ($/oz)	$ **1,272**	$ 1,334	$	**1,281** $	1,438
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$ **851**	$ 807	$	**871** $	793
Gold margin[1] ($/oz)	$ **421**	$ 527	$	**410** $	645
All-in sustaining costs[1,4,6] - gold mines ($/oz)	$ **1,115**	$ 1,207	$	**1,138** $	1,221
All-in sustaining costs - total[7] ($/oz)	$ **1,017**	$ 1,125	$	**1,018** $	1,154
Niobium production (millions of kg Nb)	**1.4**	1.3		**4.1**	3.7
Niobium sales (millions of kg Nb)	**1.4**	1.1		**4.3**	3.6
Operating margin[1] ($/kg Nb)	$ **22**	$ 19	$	**20** $	17

1   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2   Attributable gold production includes Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces, and for the three and nine months ended September 30, 2013 of 43,000 ounces and 53,000 ounces, respectively.
3   The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces, and for the three and nine months ended September 30, 2013 of 43,000 ounces and 53,000 ounces, respectively.
4   By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
5   Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
6   We have begun including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.
7   Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

THIRD QUARTER 2014 HIGHLIGHTS

Financial Performance

- Revenues for the third quarter 2014 were $341.5 million, up $48.0 million from the same prior year period. The increase was mainly due to higher gold sales volume of 42,000 ounces at our owner-operator mines ($52.7 million) driven by the mill expansion at Essakane and the achievement of commercial production at Westwood, and higher niobium sales volume ($6.8 million), partially offset by a lower average realized gold price ($12.3 million).
- Cost of sales for the third quarter 2014 was $294.8 million, up $77.1 million from the same prior year period. The increase was mainly the result of higher operating costs ($52.7 million) and higher depreciation expense ($24.3 million), of which $14.8 million was due to Westwood. Operating costs were higher due to Essakane ($37.9 million), which processed more hard rock and capitalized a lower amount of mining costs as access to the ore zone on the south side of the pit was achieved, and Westwood with the commencement of commercial production ($24.7 million), partially offset by lower operating costs at Mouska due to lower sales volume ($9.3 million).
- Net losses attributable to equity holders for the third quarter 2014 were $72.5 million ($0.19 per share), compared to net earnings of $25.3 million ($0.07 per share) in the same prior year period. The decrease mainly related to higher cost of sales ($77.1 million), higher income taxes ($48.1 million), net derivative loss ($17.9 million), net changes in estimates of asset retirement obligations at closed sites ($12.0 million) and higher financing costs ($4.6 million), partially offset by higher revenues ($48.0 million), the reversal of the allowance for receivables ($6.2 million) and lower exploration expenses $3.5 million).
- Income tax expense for the third quarter 2014 was $70.7 million. With income prior to income taxes in the quarter of $3.4 million, a nominal income tax expense would have been expected. However, with the agreement to sell Niobec, we no longer had the benefit of the projected future taxable income from Niobec that would have offset taxable losses in other operations in Canada. Accordingly, a non-cash deferred tax expense of $72.0 million was incurred in the quarter. There was no change to the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.
- Adjusted net earnings attributable to equity holders[1] for the third quarter 2014 were $0.2 million ($0.00 per share[1]), compared to $26.2 million ($0.07 per share) in the same prior year period.
- Initiatives to optimize and monetize a portion of non-cash working capital processes continue to produce positive results. Over the past 12 months, receivables and other current assets and inventory levels, in aggregate, have been reduced by $92.3 million. We will continue to manage working capital, effectively balancing our liquidity position, while maintaining appropriate inventory levels to support operations.
- Net cash from operating activities for the third quarter 2014 was $115.3 million, up $50.4 million or 78% from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($10.9 million), paying less income taxes ($23.1 million) and reducing inventory levels ($14.5 million), partially offset by lower earnings from operations.
- Net cash from operating activities before changes in working capital[1] for the third quarter 2014 was $88.9 million ($0.24 per share[1]), up $21.5 million ($0.06 per share) from the same prior year period.

Financial Position

- Cash, cash equivalents and gold bullion (at market value) was $334.4 million as at September 30, 2014, up $37.1 million from June 30, 2014. The increase was mainly due to a $50.3 million or 42% increase in cash and cash equivalents, partially offset by a $13.2 million decline in the market value of the gold bullion. The increase in cash and cash equivalents of $50.3 million was mainly due to an increase in net cash from operating activities ($115.3 million) partially offset by capital expenditures ($71.7 million).

Production, Costs and Margins

Gold Operations

- Attributable gold production, inclusive of joint venture operations, was 225,000 ounces in the third quarter 2014, up 9% from the second quarter 2014. The increase was driven by a ramp-up in production at Westwood and improving grades at Rosebel, which, along with higher throughput, drove Rosebel's production higher by 22%. At Essakane, a 22% increase in grades partially offset the impact on production of the lower throughput expected with the increasing proportion of hard rock. Compared to the third quarter 2013, production was marginally lower due to lower grades at Rosebel, lower production at Westwood and the winding down of mine operations at Yatela. Partially offsetting the decrease was a 30% increase in production at Essakane as grades rose 36%.
- Attributable gold sales volume, inclusive of joint venture operations, for the third quarter 2014 was 233,000 ounces compared to attributable gold production of 225,000 ounces. The variance of 8,000 ounces was mainly due to gold doré inventory in the second quarter 2014 not sold until the third quarter 2014 at Essakane (6,000 ounces) and Mouska (6,000 ounces), partially offset by inventory at Rosebel (3,000 ounces) sold in the fourth quarter 2014.
- Total cash costs[1,4] - gold mines[3] – for the third quarter 2014 were $851 per ounce produced, down $30 an ounce from the previous quarter. The improvement reflects higher production and the continued benefits of the cost reduction initiatives across the sites, with Rosebel's total cash costs declining by 12%, which was also due in part to the higher production associated with the increase in grades. The positive variance also reflects Westwood's total cash costs of $772 an ounce, which is at the lower end of the range expected for the second half of 2014. Compared to the same period in 2013, total cash costs increased by 5% mainly due to lower grades at Rosebel, the processing of harder rock at Essakane and Rosebel and inflationary cost pressures at all sites, partially offset by the benefits from our ongoing cost reduction initiatives.
- All-in sustaining costs[1,2] - gold mines[3] - for the third quarter 2014 were $1,115 per ounce sold, down $9 an ounce from the second quarter 2014 and $69 an ounce from the first quarter of this year. Compared to the same quarter 2013, all-in sustaining costs in the third quarter 2014 were $92 an ounce lower mainly due to lower sustaining capital expenditures.
- All-in sustaining costs[1,2] – total[5] - for the third quarter 2014 were $1,017 per ounce sold, up marginally from the previous quarter and down $108 an ounce from the same prior year period. This measure includes the impact of the Niobec operating margin[1] and its sustaining capital expenditures.

Niobium Operation

- Niobium production for the third quarter 2014 was 1.4 million kilograms, consistent with the previous quarter and up 8% from the same quarter in 2013.
- The operating margin[1] in the third quarter 2014 was $22 per kilogram, up 22% from the previous quarter and 16% from the same prior year period. The increase in operating margin reflects sustainable cost saving initiatives implemented in 2013 and higher production related to the optimization of mill performance.

Gold Production and Cash Costs

- We are narrowing our 2014 attributable gold production guidance from a range of 835,000 - 900,000 ounces to 835,000 - 850,000 ounces. This guidance reflects lower grades at Rosebel offset by Essakane's increased production due to the successful ramp-up of the processing of higher-grade hard rock.

- We are maintaining our 2014 cash costs guidance for gold mines of $825 - $875 per ounce produced and all-in sustaining costs per ounce sold at $1,150 - $1,250.

- Rosebel – The grades in the third quarter were higher than the first half of 2014 due to implementation of measures stemming from the grade control audit, along with the move to reverse circulation drilling for in-pit grade control. With grades and recoveries expected to be in line with the third quarter, we are lowering the attributable gold production guidance from 330,000 - 350,000 ounces to 315,000 - 320,000 ounces.

- Essakane – With the production ramp up and strong throughput, along with higher-grade hard rock ore, we are increasing 2014 attributable gold production guidance from 315,000 - 330,000 ounces to 330,000 - 335,000 ounces.

- Westwood - We are changing the 2014 attributable gold production guidance for the Doyon division from 100,000 - 120,000 ounces to 95,000 - 100,000 ounces. We maintain our 2014 total cash cost guidance for Westwood of $750 - $850 per ounce produced.

- Joint Ventures – We expect 2014 attributable production for Sadiola and Yatela combined to be 95,000 ounces.

Niobium Production and Operating Margin

- We maintain production guidance at 5.2 million to 5.5 million kilograms of niobium for 2014 at an operating margin of between $17 and $19 per kilogram.

Commitment to Zero Harm Continues

- The frequency of all types of serious injuries (measured as DART rate[6]) continues to be an important health and safety measure, and for the third quarter 2014 was 0.60 compared to 1.06 for the same period in 2013, representing a 43% improvement.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)	
Three months ended September 30,	**2014**	2013	**2014**	2013	**2014**	2013
Owner-operator						
Rosebel (95%)	**83**	95	**$ 828**	$ 729	**$ 1,048**	$ 979
Essakane (90%)	**83**	64	**861**	736	**1,149**	1,119
Doyon division (100%)	**36**	2	**753**	1,048	**859**	900
	202	161	**828**	735	**1,109**	1,108
Joint ventures						
Sadiola (41%)	**21**	19	**971**	1,297	**1,077**	1,809
Yatela (40%)	**2**	5	**1,738**	1,204	**1,984**	2,118
	23	24	**1,050**	1,280	**1,168**	1,857
Total commercial operations	**225**	185	**851**	807	**1,115**	1,207
Doyon division (100%)	**-**	43	**-**	-	**-**	-
	225	228	**851**	807	**1,115**	1,207
Cash costs, excluding royalties			**792**	734		
Royalties			**59**	73		
Total cash costs[3]			**$ 851**	$ 807		
All-in sustaining costs[3,4] - gold mines[5]					**1,115**	1,207
Niobium contribution[6]					**(98)**	(82)
All-in sustaining costs - total					**$ 1,017**	$ 1,125

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2 The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces.
3 By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
4 We have begun including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability
5 Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
6 Niobium contribution consists of the Niobec operating margin and sustaining capital on a per gold ounce sold basis.

Nine months ended September 30,	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)	
	2014	2013	**2014**	2013	**2014**	2013
Owner-operator						
Rosebel (95%)	**231**	266	**$ 856**	$ 730	**$ 1,094**	$ 1,055
Essakane (90%)	**243**	191	**860**	732	**1,098**	1,158
Doyon division (100%)	**47**	48	**690**	838	**851**	915
	521	505	**843**	741	**1,131**	1,153
Joint ventures						
Sadiola (41%)	**64**	62	**1,004**	1,071	**1,091**	1,526
Yatela (40%)	**8**	20	**1,607**	1,251	**1,920**	1,927
	72	82	**1,075**	1,115	**1,189**	1,624
Total commercial operations	**593**	587	**871**	793	**1,138**	1,221
Doyon division (100%)	**10**	53	**-**	-	**-**	-
	603	640	**871**	793	**1,138**	1,221
Cash costs, excluding royalties			**809**	718		
Royalties			**62**	75		
Total cash costs[3]			**$ 871**	$ 793		
All-in sustaining costs[3,4] - gold mines[5]					**1,138**	1,221
Niobium contribution[6]					**(120)**	(67)
All-in sustaining costs - total					**$ 1,018**	$ 1,154

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2 The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces and September 30, 2013 of 53,000 ounces.
3 By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
4 We have begun including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability
5 Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
6 Niobium contribution consists of Niobec mine's operating margin and sustaining capital on a per gold ounce sold basis.

THIRD QUARTER 2014 OPERATING HIGHLIGHTS
(Refer to the MD&A for further details and analyses about our operations.)

Westwood Mine - Canada
Westwood completed its first full quarter of commercial production, with 35,000 ounces produced in the third quarter. Doyon division production to date is 57,000 ounces, including 10,000 pre-commercial ounces from Westwood in the first half of the year and 12,000 ounces from Mouska. During the third quarter, the head frame at Mouska was removed and milling was completed for the remaining ore stockpiles. Mouska has now ceased operations and the mine is closed. For 2014, production from the Westwood mine and the former Mouska mine is expected to range between 95,000 and 100,000 ounces.

During the third quarter, we processed an average of over 1,400 tonnes per day, underground development has progressed well and we are seeing positive grade reconciliation. Grades in the third quarter averaged 7.54 grams of gold per tonne with a recovery rate of 94%.

Total cash costs for the third quarter were $772 an ounce, which are at the lower end of the $750 to $850 per ounce range that we had expected for the second half of the year.

Rosebel Mine - Suriname
Rosebel produced 83,000 attributable ounces in the third quarter 2014. While lower grades were behind the 13% decline in production from the same period in 2013, a 14% increase in grades from the second quarter 2014 drove production higher by 22%. The implementation of several technical measures identified in the grade control audit conducted earlier in the year is helping to improve grades. As well, the

construction of the long-haul road to the Rosebel pit containing higher grade ore was completed. Also contributing to the positive quarter-over-quarter variance was the particularly severe rainy season which impeded access to higher grade areas of the pit in the second quarter. Production in the third quarter also benefited from measures to stabilize the blend of hard, soft and transition rock ahead of the primary crusher. The result is less variation in the hardness of the rock fed to the mill. Despite the proportion of hard and transition rock increasing to 71% in the third quarter from 55% in the second quarter, throughput rose 7%.

Total cash costs in the third quarter were $828 an ounce, 14% higher than the same period 2013 due to the lower grades, partially offset by the benefits of the cost reduction initiatives begun in 2013. However, compared to the second quarter 2014, total cash costs per ounce declined by 12%. Contributing to the favourable variance is the greater stability in the milling circuit as a result of a more consistent ore blend, which in turn reduces the consumption of power and reagents and increased recoveries. As well, changes made to the cyanide addition point are reducing the consumption of cyanide in the circuit and improving gravity recovery. Rosebel continues to improve its operational performance around plant equipment availability, mine equipment productivity and dilution control.

With respect to our joint venture agreement with the Government of Suriname to target higher-grade softer rock, we completed nearly 2,000 metres of diamond and reverse circulation drilling on the Sarafina property in the third quarter. The objective of the drilling program is to evaluate priority targets identified in the first half of this year. We continue to evaluate possible transactions for other prospective properties with the potential for higher-grade, softer rock.

Essakane Mine - Burkina Faso
Essakane produced 83,000 attributable ounces in the third quarter 2014, up 30% from the same period 2013, driven by a 36% increase in grades, partially offset by lower throughput resulting from a 44% increase in the volume of hard and transition rock. Compared to the second quarter 2014, production was lower by 10% reflecting the increase in the percentage of hard rock from 24% to 83%, partially offset by a 22% increase in grades to 1.2 grams of gold per tonne. The improvement in grades was expected as mining focused on the heart of the deposit containing higher-grade, hard rock, which will provide the majority of ore for at least two more years. While throughput is benefiting from the expanded mill, the increase in the percentage of hard rock is significant and impacts throughput, thus it is the higher grades that are expected to drive production higher in the fourth quarter.

Previously, we guided for 2014 production to increase 25% from 2013; however, having increased guidance from 315,000 - 320,000 ounces to 330,000 - 335,000 ounces, we expect at least a 32% increase in 2014 production from the previous year.

Total cash costs in the third quarter 2014 of $861 an ounce were 17% higher than the same period in 2013 and 2% higher than the second quarter 2014. The increases are mainly due to higher energy costs associated with processing a greater proportion of hard and transition rock, as well as a reduction in capitalized stripping as Essakane reached the ore body on the south side of the pit.

We continue to mitigate cost increases through initiatives to optimize mining and milling processes and to look for lower cost energy solutions. As well, we have taken advantage of declining oil prices in the third quarter to enter into hedging contracts for crude oil up to 2017 so as to mitigate exposure to future price increases.

Sadiola Mine - Mali
Third quarter attributable gold production of 21,000 ounces was 11% higher than the same period in 2013 and 12% lower than the previous quarter. There are no updates to report at this time with respect to a potential future expansion at Sadiola. Any future expansion requires securing a long-term supply of lower-cost, reliable and uninterrupted power. Our partner AngloGold has not yet committed to the expansion, and while we have the ability to carry our fair share of the project we will not assume full responsibility for the project if, and when, it proceeds.

Niobec - Canada
Niobec continues to perform strongly, with 1.4 million kilograms of niobium produced in the third quarter, up 8% from the same quarter 2013 and consistent with the previous quarter. The operating margin[1] in the third quarter 2014 was $22 per kilogram compared to $19 per kilogram in the third quarter 2013 and $18 per kilogram in the second quarter 2014. The higher production reflects improving grades and recoveries as well as higher throughput resulting from mill optimization efforts completed in 2013.

EXPLORATION

In the third quarter 2014, expenditures for exploration and project studies totaled $14.9 million, of which $10.3 million was expensed and $4.6 million capitalized. This compares to $18.7 million for the same period in 2013, with the reduction due to a smaller exploration program. In addition to mine site and brownfield exploration programs, we continue to advance our early to advanced stage greenfield exploration projects.

WHOLLY-OWNED PROJECTS
Following are the highlights for our wholly-owned exploration projects, with more detail provided in the MD&A.

Boto - Senegal
On October 20, 2014, subsequent to the end of the third quarter, we announced assay results from our ongoing delineation drilling program at our Boto Gold Project in Senegal. The indicated resource estimate for this project is 1.1 million ounces averaging 1.6 grams of gold per tonne (refer to news release dated July 29, 2013). The recent results from the largest deposit on the property - the Malikoundi prospect - are very encouraging as they include drill intersections with wide intervals of high grade mineralization at depth immediately below the previous resource pit shell. Highlights include 64 metres at 3.37 grams of gold per tonne, 45 metres at 2.62 grams of gold per tonne, 50 metres at 2.03 grams of gold per tonne and 16 metres at 7.73 grams of gold per tonne. These results were preceded by results released on April 9, 2014 confirming the continuity of the mineralization within the defined resource and extending the mineralization associated with the Malikoundi deposit. Drill results will be incorporated in an updated resource model as part of our ongoing scoping study.

Pitangui - Brazil
At our Pitangui project in Brazil, 7,000 metres of diamond drilling was completed during the third quarter to determine the continuity of gold mineralized zones within the core area of the São Sebastião deposit. Delineation drilling will continue in the fourth quarter with assay results to be incorporated in the resource model. The mineral resource estimate for the São Sebastião gold deposit comprises a 4.07 million tonne inferred resource grading 4.88 grams of gold per tonne for 638,000 contained ounces (refer to news release dated April 9, 2014). Exploration activities, including an airborne survey are expected to be completed by the end of this year with the objective of identifying potential new gold mineralized systems on the property.

JOINT VENTURE PROJECTS
Following are the highlights for our joint venture exploration projects, with more detail provided in the MD&A.

Monster Lake – Canada (Option Agreement with TomaGold Corporation)
On August 20, 2014, we reported that all assay results from the Phase I diamond drilling program at our Monster Lake project, which comprises three properties within a 4-kilometre long mineralized corridor in the Abitibi Greenstone belt, had been received and validated. The results from 4,528 metres of drilling (9 holes) on the 325-Mega Zone have been positive and confirm the presence of several mineralized structures and high grades. A second phase of diamond drilling totaling approximately 5,000 metres is underway to test selected target areas along the main mineralized corridor and is expected to be completed this quarter.

Eastern Borosi – Nicaragua (Option Agreement with Calibre Mining Corporation)
A phase I diamond drilling program was underway throughout the third quarter at the Eastern Borosi project comprising 176 square kilometres in Northeast Nicaragua. On October 16, 2014, Calibre Mining

announced in a news release that assay results had been received for 18 of the planned 30 holes, and that the drilling program was being expanded to test additional vein systems and to follow-up drilling of the high-grade gold intercepts received to date.

Siribaya – Mali – (Partnership with Merrex Gold Inc.)
Our joint venture partner, Merrex Gold, provided exploration updates on August 28, 2014 and October 8, 2014 for the Diakha prospect, a new discovery located on the southern extension of our Boto Gold Malikoundi mineralized trend in Senegal. Assay results from a Phase II reverse circulation and diamond drilling program confirmed results from the Phase I reverse circulation drilling program and demonstrated the continuity of mineralization over a wide area within the discovery zone. The results from the Phase I drilling program had revealed multiple zones of gold mineralization with similarities to the Boto Gold deposits.

Caramanta – Colombia – (Partnership with Solvista Gold Corporation)
At the Caramanta Project located in Colombia's Mid-Cauca Belt, we commenced a 4,000 metre diamond drilling program to test targets not previously drilled by Solvista (refer to Solvista's news release dated August 20, 2014). Nearly 1,800 metres of drilling was completed in six drill holes on the Mal Abrigo, Ajiaco Sur and Casa Verde gold-copper and silver porphyry targets.

End Notes (*excluding tables*)

1   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
2   We have begun including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.
3   Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
4   The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces
5   Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table in the non-GAAP performance measures section of the MD&A.
6   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, November 13, 2014 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s third quarter 2014 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Third Quarter 2014 Highlights" and "Third Quarter 2014 Operating Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the

negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five producing gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.